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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                  Schedule TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No.1)

                          DREW INDUSTRIES INCORPORATED
                                (Name of Issuer)
                          DREW INDUSTRIES INCORPORATED
                      (Name of Person(s) Filing Statement)
                     Common Stock, par value $.01 Per Share
                         (Title of Class of Securities)
                                   26168L 20 5
                      (CUSIP Number of Class of Securities)
                                  ------------
                               Mr. Leigh J. Abrams
                      President and Chief Executive Officer
                              200 Mamaroneck Avenue
                          White Plains, New York 10601
                                 (914) 428-9098
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
                                  ------------
                                    Copy to:
                             Harvey F. Milman, Esq.
                          Gilbert, Segall and Young LLP
                                 430 Park Avenue
                            New York, New York 10022
                                 (212) 644-4000

Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation*                                   Amount of filing fee**
--------------------------------------------------------------------------------
1,300,000                                                   $2,080
--------------------------------------------------------------------------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,300,000 shares of Common Stock, par value $.01 per share, of Drew Industries Incorporated at $8.00 per share.


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**   The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

[x] Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $800.00
Form or Registration No.: Schedule TO-I
Filing Party: Drew Industries Incorporated
Date Filed: May 1, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of the tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                 Amendment No. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") relating to an offer by Drew Industries Incorporated, a Delaware corporation (the "Company" or the "Purchaser"), to purchase 500,000 of its outstanding shares of common stock, par value $0.01 per share (the "Shares"), for $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Schedule TO.

ITEMS 1 THROUGH 8 AND ITEM 11

         Items 1 through 8 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

         In order to accommodate all stockholders who have tendered their Shares, the Company


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amended the Offer on May 31, 2000, increasing the number of Shares of its Common
Stock the Company is seeking to purchase from 500,000 Shares to up to 1,300,000 Shares, at the same purchase price of $8.00 per Share, net to the seller in cash, subject to the terms and conditions of the Offer. In order to effectuate the increase in the number of Shares to be purchased, the Company is extending the tender offer period until 5:00 p.m., Eastern Standard Time, Tuesday, June
13, 2000. As of May 30, 2000, 1,123,727 Shares of the Company's Common Stock have been tendered pursuant to the Company's Offer to Purchase, dated May 1, 2000.

         On May 31, 2000, Drew Industries Incorporated issued a press release announcing the increase in the number of Shares sought and extension of the duration of the tender offer. The full text of the Company's May 31, 2000 press release is attached as Exhibit (a) (10) hereto and incorporated herein by reference.

ITEM 1.           SUMMARY TERM SHEET.

         The initial paragraph of the Offer to Purchase is hereby amended and restated as follows:

         Drew Industries Incorporated ("the Company") hereby invites its stockholders to tender shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock"), to the Company at a price of $8.00 per share, net to the seller in cash, without interest thereon (the "Purchase Price"), upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). All Shares acquired in the Offer will be acquired at the Purchase Price. The Company may choose to purchase more than 1,300,000 Shares pursuant to the Offer. See Section 1. The Company reserves the right, in its sole discretion, to extend or amend any term of the Offer. See
Section 14.

         The Summary Term Sheet is supplemented as follows:

         o What is the Company's position with respect to the Offer?

                  The Board of Directors of the Company has approved the Offer, as increased. However, neither the Company nor its Board of Directors makes any recommendations to stockholders as to whether to tender or refrain from tendering their Shares. See Section 2.

ITEM 12.          MATERIAL TO BE FILED AS AN EXHIBIT.

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a) (10) Drew Press Release dated May 31, 2000.
         (a) (11) Drew Letter to Stockholders dated May 31, 2000.


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                                    SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 31, 2000


                 DREW INDUSTRIES INCORPORATED

                 By:         /s/ Leigh J. Abrams
                       ------------------------------------------------
                 Name: Leigh J. Abrams
                 Title:   President and Chief Executive Officer

Exhibit Index

         (a)(1) *    Offer to Purchase dated May 1, 2000.
         (a)(2) *    Letter of Transmittal.
         (a)(3) *    Drew Letter to Stockholders dated May 1, 2000
         (a)(4) *    Notice of Guaranteed Delivery.
         (a)(5) *    Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
         (a)(6) *    Letter to Clients for Use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees.
         (a)(7) *    Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.
         (a)(8) *    Drew Press Release dated April 24, 2000.
         (a)(9) *    Drew Press Release dated May 1, 2000.
         (a)(10)     Drew Press Release dated May 31, 2000.
         (a)(11)     Drew Letter to Stockholders dated May 31, 2000.
         (b) *       Credit Facility incorporated by reference to
                     Exhibits 10.165-10.178 to the Company's Annual Report
                     on Form 10K for the period ending December 31, 1997.
         (d) *       Not applicable.
         (g) *       Not applicable.
         (h) *       Not applicable.

         * - Previously Filed